BUFFALO GOLD LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited, Prepared by Management)

September 30, 2008



2400- 1111 West Georgia Street
Vancouver, BC, Canada V6E 4M4
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

NOTICE TO READER

These unaudited consolidated financial statements for the third financial quarter ended September 30, 2008 have not been reviewed by our auditors, Davidson & Company LLP, Chartered Accountants. They have been prepared by Buffalo Gold Ltd.'s management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years except for the adoption of new accounting policies as described in note 3. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2007.

BUFFALO GOLD LTD.
Consolidated Statements of Operations
(Expressed in Canadian dollars)
(Unaudited, Prepared by Management)

	September 30, 2008	December 31, 2007
Assets		
Current		
Cash	$ 404,330	$ 1,064,756
Receivables	1,644,825	999,618
Notes receivable	-	300,000
Marketable securities (note 4)	107,568	808,295
Inventories (note 5)	1,432,715	999,107
Prepaid expenses	351,386	207,425
	3,940,824	4,379,201
Deposits	44,508	76,643
Property, plant and equipment (note 6)	4,597,313	4,575,235
Equity investments (note 7)	890,100	13,080,514
Exploration properties (note 8)	3,857,936	35,381,405
Development property	-	47,468,294
	$ 13,330,681	$ 104,961,292
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accruals (note 13)	$ 4,525,656	$ 3,863,457
Other current liabilities	3,012,080	2,637,359
Total current liabilities	7,537,736	6,500,816
Long-term liabilities	9,176,498	8,938,157
Asset retirement obligations	5,300,235	4,617,669
Future income taxes	739,941	27,508,831
	22,754,410	47,565,473
Shareholders' equity (deficiency)		
Share capital (note 10)		
Authorized		
Unlimited common shares without par value		
Issued and outstanding		
107,177,732 (2007 – 97,793,619) common shares	85,550,362	81,664,255
Share subscriptions received	-	211,500
Contributed surplus	10,606,086	10,383,086
Accumulated other comprehensive loss	(426,708)	(413,642)
Deficit	(105,153,469)	(34,449,380)
	(9,423,729)	57,395,819
	$ 13,330,681	$ 104,961,292

Continuance of operations (note 2)

On behalf of the board of directors

"Brian McEwen"		"James Stewart"	
Brian McEwen	Director	James Stewart	Director

The accompanying notes are an integral part of these consolidated financial statements..

BUFFALO GOLD LTD.
Consolidated Statements of Operations
(Expressed in Canadian dollars)
(Unaudited, Prepared by Management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	2008	2007
Exploration expenses (note 8)	$ 849,949	$ 1,369,341	$ 3,155,291	$ 7,971,044
Administrative expenses				
Amortization	4,864	3,312	10,761	10,050
Consulting and management fees (note 13)	227,561	328,217	685,975	670,946
Investor relations	96,631	71,828	316,046	356,101
Property evaluation and due diligence	-	5,519	-	5,519
Listing, filing and transfer fees	17,410	9,115	162,083	69,162
Office and miscellaneous	64,913	16,443	372,053	49,954
Professional fees (note 13)	111,109	73,704	246,855	236,200
Rent (note 13)	58,203	31,302	175,529	88,063
Salaries	555,245	25,186	1,154,215	67,358
Travel and promotion	82,875	90,277	174,859	283,981
	1,218,811	654,903	3,298,376	1,837,334
Loss before other items and income taxes	(2,068,760)	(2,024,244)	(6,453,667)	(9,808,378)
Other Items				
Equity loss in investees	(428,773)	(572,659)	(1,756,670)	(572,659)
Gain on partial disposition of equity investment	-	-	567,473	-
Exploration property write-off (note 8)	(84,167,802)	-	(84,167,802)	(101,589)
Impairment of equity investments	(9,531,502)	-	(9,531,502)	-
Loss on sale of marketable securities	(249,373)	(1,065,960)	4,521,774	(1,065,960)
Other income	(45,148)	769	(74,847)	1,584
Foreign exchange (gain) loss	909,607	14,399	(447,531)	(452,916)
Interest expense	(22,466)	-	(65,456)	-
Interest income	4,023	15,719	16,420	232,047
Income (loss) before income taxes	(95,600,194)	(3,631,976)	(97,391,808)	(11,767,871)
Future income tax recovery	26,477,106	52,509	26,687,719	180,083
Income (loss) for the period	(69,123,088)	(3,579,467)	(70,704,089)	(11,587,788)
Other comprehensive income (loss)				
Net unrealized gain (loss) on available for sale securities	(106,522)	740,027	(13,066)	(1,166,248)
Comprehensive loss for the period	$ (69,229,610)	$ (2,839,440)	$ (70,717,155)	$ (12,754,036)
Loss per share, basic and fully diluted	$ (0.64)	$ (0.05)	$ (0.66)	$ (0.19)
Weighted average number of shares outstanding Basic and fully diluted	107,177,732	67,435,643	106,626,674	60,836,851

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited, Prepared by Management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	2008	2007
Cash Flows Used In Operating Activities				
Loss for the period	(69,123,088) $	(3,579,467) $	(70,704,089) $	(11,587,788)
Items not involving cash				
Stock-based compensation	-	-	-	-
Loss (gain) on sale of marketable securities	249,373	1,065,960	(4,521,774)	1,065,960
Impairment of equity investments	9,531,502	-	9,531,502	-
Exploration property write-off	84,167,802	-	84,167,802	101,589
Future income taxes	(26,558,277)	(52,509)	(26,768,890)	(180,083)
Unrealized foreign exchange loss (gain)	(881,028)	(5,328)	1,092,656	682,483
Amortization	4,864	3,312	10,761	10,050
Gain on partial disposition of equity investment	-	-	(567,473)	-
Equity loss in investees	428,773	572,659	1,756,670	572,659
Changes in non-cash working capital items:				
Decrease (increase) in receivables	(514,788)	(42,411)	(645,207)	2,201
Decrease (increase) in prepaid expenses	(24,769)	(55,489)	(143,961)	(6,273)
Decrease (increase) in inventory	(86,042)	-	(433,608)	-
Increase (decrease) in accounts payable and accrued liabilities	807,605	66,356	662,199	(167,652)
Net cash by (used in) operating activities	(1,998,073)	(2,026,917)	(6,563,412)	(9,506,854)
Cash Flows Provided by Financing Activities				
Issuance of shares for cash	-	-	3,885,300	276,709
Share issue costs	-	-	(286,555)	5,072
Share subscriptions received	-	10,010	-	10,010
Net cash provided by financing activities	-	10,010	3,598,745	291,791
Cash Flows Provided by (Used in) Investing Activities				
Equipment purchases	(563)	-	(97,839)	(3,538)
Purchase of marketable securities	(500,000)	-	(500,000)	(2,652,390)
Sale of marketable securities	249,372	741,385	249,372	17,183,694
Sale of equity investment	-	-	9,152,715	-
Purchase of equity investments	-	-	(2,289,800)	(5,636,640)
Expenditures on development property	(1,457,154)	-	(4,584,611)	-
Acquisition of subsidiary	-	-	-	(6,105)
Loan repayment by related party	-	-	300,000	-
Deposit	11,340	7,632	32,135	(1,584)
Acquisition of exploration properties	-	-	-	61,827
Advances to subsidiary before acquisition	-	-	-	(12,323)
Net cash used in investing activities	(1,697,005)	749,017	2,261,972	8,932,941
Foreign exchange gain(loss) on cash held in foreign currency	192,046	(38,794)	42,269	(92,824)
Change in cash during period	(3,503,032)	(1,306,684)	(660,426)	(357,296)
Cash, beginning of period	3,907,362	2,317,985	1,064,756	1,368,597
Cash, end of period	404,330 $	1,011,301 $	404,330 $	1,011,301

The accompanying notes are an integral part of these consolidated financial statements.

BUFFALO GOLD LTD.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars)
(Unaudited, Prepared by Management)

	Number of shares	Share capital	Share subscriptions received	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
Balance, December 31, 2006	46,423,539	$ 40,045,572	$ -	$ 5,990,160	$ -	$ (19,993,344)	$ 26,042,388
Issuance of shares to Longview	17,000,000	15,298,000	-	-	-	-	15,298,000
Issuance of shares to Madison	3,521,648	3,375,502	-	-	-	-	3,375,502
Share subscriptions received	-	-	211,500	-	-	-	211,500
Exercise of share purchase warrants – cash	280,456	195,618	-	-	-	-	195,618
Fair value of warrants exercised	-	82,712	-	(82,712)	-	-	-
Exercise of stock options – cash	300,000	124,515	-	-	-	-	124,515
Fair value of options exercised	-	110,438	-	(110,438)	-	-	-
Share issue costs reimbursement	-	503	-	-	-	-	503
Stock option award	-	-	-	1,377,076	-	-	1,377,076
Purchase of Sargold Resource Corporation	21,597,976	18,803,000	-	3,209,000	-	-	22,012,000
Private placement	8,670,000	3,901,500	-	-	-	-	3,901,500
Offering costs - cash	-	(273,105)	-	-	-	-	(273,105)
Unrealized loss on marketable securities	-	-	-	-	(413,642)	-	(413,642)
Loss for the year	-	-	-	-	-	(14,456,036)	(14,456,036)
Balance, December 31, 2007	97,793,619	81,664,255	211,500	10,383,086	(413,642)	(34,449,380)	57,395,819
Private placement	9,104,001	4,096,800	(211,500)	-	-	-	3,885,300
Offering costs - cash	-	(286,555)	-	-	-	-	(286,555)
Offering costs- non-cash	-	(223,000)	-	223,000	-	-	-
Share issue – property acquisition	280,112	298,862	-	-	-	-	298,862
Unrealized loss on marketable securities	-	-	-	-	(13,066)	-	(13,066)
Loss for the period	-	-	-	-	-	(70,704,089)	(70,704,089)
Balance, September 30, 2008	107,177,732	$ 85,550,362	$ -	$ 10,606,086	$ (426,708)	$(105,153,469)	$ (9,423,729)

The accompanying notes are an integral part of these financial statements.

(Expressed in Canadian Dollars)

1. BASIS OF PRESENTATION

These consolidated financial statements include the accounts of Buffalo Gold Ltd. and all of its subsidiaries and investments. Buffalo Gold Ltd. and its subsidiaries are collectively referred to as the "Company". The principal subsidiaries and investments of the Company and their geographic locations at September 30, 2008 are listed below:

Entity	Location	Ownership Interest	Status
Sardinia Gold Mines SPA ("SGM")	Italy	100%	Consolidated
SGM Ricerche SPA ("SGM Ricerche")	Italy	100%	Consolidated
Buffalo Gold Minerals Inc.	Canada	100%	Consolidated
Buffalo PNG Ltd. ("Buffalo PNG")	Papua New Guinea	100%	Consolidated
Madison Enterprises (PNG) Ltd. ("Madison PNG")	Papua New Guinea	60%	Consolidated
Gold FX Limited ("Gold FX")	Australia	100%	Consolidated
Canon Investments Pty Ltd. ("Canon")	Australia	100%	Consolidated
Bondi Mining Limited ("Bondi")	Australia	42%	Equity investment
AMI Resources Inc. ("AMI")	Canada	22%	Equity investment

Buffalo Gold Ltd. is an Alberta Corporation engaged in the business of the acquisition, exploration, development of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. The Company adds value by investing in strategic companies and developing assets through exploration moving towards the overall strategy of becoming a mid-tier gold producer. The Company's shares are listed on the TSX Venture Exchange (the "Exchange") and, accordingly, the Company is subject to restrictions on share issuances and certain types of payments as set out in Exchange policies. The Company's shares are also listed on the Over the Counter market ("OTC") in the United States and the Frankfurt Stock Exchange in Germany.

2. CONTINUANCE OF OPERATIONS

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") on the ongoing assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company has a history of operating losses and it had working capital deficiency of $3,596,912 at September 30, 2008 (December 31, 2007 – $2,121,615). The Company intends to undertake exploration and development programs that will require the Company to raise further funds or sell assets. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have been primarily funded by the issuance of share capital and debt. Continued operation of the Company is dependent on the Company's ability to complete additional equity financings or generate profitable operations in the future. Such financings may not be available or may not be available on reasonable terms.

(Expressed in Canadian Dollars)

3. ADOPTION OF ACCOUNTING POLICIES

Accounting policies to be implemented effective January 1, 2008

The Company has adopted new Canadian Institute of Chartered Accountants ("CICA") Handbook sections:

Sections 3862*, Financial Instruments – Disclosure* and 3863, *Financial Instruments – Presentation*, replace Section 3861, *Financial Instruments – Disclosure and Presentation*. These new sections incorporate many of the disclosure requirements in the previous section, but place an increased emphasis on disclosure about risk, including both qualitative and quantitative information about the risk exposures arising from financial instruments.

An updated Section 1400, *General Standards on Financial Statement Presentation,* which includes requirements to assess and disclose a company's ability to continue as a going concern.

Section 1535, *Capital Disclosures* establishes disclosure requirements about the Company's objectives, policies and processes for managing capital, as well as quantitative information about the capital.

Section 3031, *Inventories*, which replaces the previous Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements.

Adoption of these accounting standards will not have a material effect on the Company's financial statements.

Accounting policies to be implemented effective January 1, 2009

In February 2008, the CICA issued Section 3064, *Goodwill and Intangible Assets*, which replaces Section 3062, *Goodwill and Other Intangible Assets* and Section 3450, *Research and Development Costs*. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to the Company's financial statements for its fiscal year beginning January 1, 2009. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP and the date for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(Expressed in Canadian Dollars)

4. MARKETABLE SECURITIES

At September 30, 2008, the Company held the following available-for-sale securities:

		Cost	Market Value
Solomon Gold plc	Common shares	$ 318,999	$ 22,077
Gold Aura	Common shares	390,628	85,491
		$ 709,627	$ 107,568

At December 31, 2007, the Company held the following available-for-sale securities:

		Cost	Market Value
Solomon Gold plc	Common shares	$ 318,999	$ 160,524
AMI Resources Inc.	Common shares	670,782	361,375
Gold Aura Limited	Common shares	390,628	286,396
		$1,380,409	$ 808,295

5. INVENTORIES

	September 30 2008	December 31 2007
Gold doré bars	$ 29,756	$ 77,945
Work in progress	890,557	505,553
Materials and supplies	512,402	415,609
	$ 1,432,715	$ 999,107

6. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2008			December 31, 2007
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land	$ 729,730	$ -	$ 729,730	$ 729,730
Buildings	978,754	-	978,754	978,754
Machinery and equipment	1,163,517	194,629	968,888	1,129,108
Vehicles	1,906,416	13,528	1,892,888	1,701,893
Computer equipment	41,060	28,764	12,296	17,746
Computer software	29,581	24,830	4,751	7,602
Furniture and fixtures	15,892	5,886	10,006	10,402
	$ 4,864,950	$ 267,637	$ 4,597,313	$ 4,575,235

(Expressed in Canadian Dollars)

7. EQUITY INVESTMENTS

Kinbauri Gold Corp.

Balance, December 31, 2007	$	4,465,152
Equity in loss for the period		(665,794)
Sale of shares		(815,167)
Transfer to marketable securities		(2,984,191)
Balance, September 30, 2008	$	-

At December 31, 2007, the Company held 26% of the issued common shares of Kinbauri. In the nine months ended September 30, 2008, the Company sold 2,400,000 shares of Kinbauri for net proceeds of $1,382,640. At February 28, 2008 the Company shareholding in Kinbauri fell below 20% and Kinbauri ceased to be an equity investee.

Bondi Mining Ltd.

Balance, December 31, 2007	$	8,615,362
Equity in loss for the period		(822,048)
Impairment		(7,043,314)
Balance, September 30, 2008	$	750,000

At September 30, 2008 Company held 42% of the issued common shares of Bondi. The Company wrote down the value of its investment in Bondi at September 30, 2008 considering factors such as, but not limited to, current equity market conditions and the outlook for uranium prices.

AMI Resources Inc.

Balance, December 31, 2007	$	-
Purchase of shares and warrants		2,868,000
Equity in loss for the period		(239,712)
Impairment		(2,488,188)
Balance, September 30, 2008	$	140,100

In May 2007, the Company acquired 1,445,500 shares of AMI, a publicly traded company, at a cost of $670,782. Longview Capital Partners Incorporated ("Longview Incorporated"), a company with an officer and a director in common with the Company, is a significant shareholder of AMI.

In January 2008, the Company acquired 5,724,500 common shares of AMI at a price of $0.40 per share in a private transaction with Longview Incorporated. As a result of this transaction, the Company owned 7,170,000 common shares at September 30, 2008, representing approximately 22% of AMI's issued and outstanding share capital.

The Company wrote down its investment in AMI considering primarily the proceeds received on the subsequent sale of this investment.

(Expressed in Canadian Dollars)

8. EXPLORATION PROPERTIES

The carrying values of the Company's exploration properties were:

	December 31 2007	Additions	Disposals	Write-off	September 30 2008
Gold					
Osilio	$ 2,987,597	$ -	$ -	$ (2,987,597)	$ -
Monte Ollasteddu	1,000,000	-	-	(1,000,000)	-
Mt. Kare	27,535,873	-	-	(27,535,873)	-
Corridors	3,086,348	-	-	-	3,086,348
Oakland Park	-	-	-	-	-
Golden Gate	771,587	-	-	-	771,587
Cadarga	-	-	-	-	-
Palmer River	-	-	-	-	-
Silver and base metals					
Woodmurra and Callabonna	-	-	-	-	-
Red River	-	-	-	-	-
	$ 35,381,405	$ -	$ -	$ (31,523,470)	$ 3,857,936

The Company incurred exploration expenses as follows:

	September 30 2008	September 30 2007
Drilling and sampling	$ 263,179	$ $ 2,064,225
Geological, geochemical, geophysics	223,692	1,120,526
Communications	186,864	180,484
Helicopter and transport	752,135	2,125,759
Salaries	455,689	429,003
Fuel	27,024	293,377
Land use permits	202,281	232,533
Accommodation and meals	143,632	244,237
Supplies	111,437	-
Automotive	145,493	291,895
Legal fees	88,725	118,167
Travel	416,074	140,094
Consulting	-	512,915
General	139,066	217,829
Total	$ 3,155,291	$ $ 7,971,044

(Expressed in Canadian Dollars)

8. EXPLORATION PROPERTIES (CONTINUED)

The Company's exploration expenditures (recoveries) by property were:

	September 30 2008	September 30 2007
Gold		
Osilo	$ -	$ -
Monte Ollasteddu	-	-
Mt. Kare	2,640,980	7,463,601
Corridors	57,755	170,054
Oakland Park and Golden Gate	50,906	-
Cadarga	13,485	-
Palmer River	27,476	-
Other	214,169	142,202
	3,004,771	7,775,857
Uranium		
Angela and Pamela	-	-
Maureen North	54,062	157,535
Juntala	114	-
Murphy	-	37,652
Eromanga	1,009	-
	55,185	195,187
Nickel		
Hannah 1	20,971	-
Rawlinna	3,633	-
	24,604	-
Silver and base metals		
Woodmurra and Callabonna	34,414	-
Red River	36,317	-
	70,731	-
	$ 3,155,291	$ 7,971,077

The Company sold its interest in all uranium properties in 2007 but received invoices for work performed on those properties in the current period.

Mt. Kare

In April 2008, the Company gave notice to Madison Minerals Inc. ("Madison") that the Company wishes to implement a joint venture at the Mt. Kare project in Papua New Guinea following a 90-day notice period. At June 30, 2008, Company had a 60% interest in the Mt. Kare project and Madison held the remaining 40%. Madison and the Company collectively hold a 10% interest in trust for the local landowners, which is included in their interests. The Company and Madison will have to contribute on a pro rata basis to the project costs or their ownership interests will be diluted. Madison has indicated that it will not be contributing to the joint venture and will be subject to dilution.

Subsequent to quarter-end, the Company signed a memorandum of understanding ("MOU") with China Railway Resources Co. Ltd. ("CRRC"). On completion of the transaction contemplated by the MOU, the joint venture agreement would be replaced with a new agreement (note 15).

(Expressed in Canadian Dollars)

9. DEVELOPMENT PROPERTY

Furtei

The Company acquired a 90% interest in the Furtei Mine, located in Sardinia, Italy, through its acquisition of Sargold Resource Corp in 2007. The Sardinian operations have lost money since their acquisition by the Company and the Company's principal Sardinian subsidiary, SGM, is insolvent. The Company plans to close its Sardinian operations at the end of November 2008 and has accordingly written down the Furtei Mine to $nil.

The carrying value of the Company's development property is:

Nine months ended September 30, 2008	Beginning	Acquired	Additions	Write-off	Ending
Furtei	$ 47,468,294	$ -	$ 5,176,039	$ 52,644,333	$ -

From December 31, 2007 to September 30, 2008, the Company incurred costs of $8,571,277 on mine operations and generated revenue of $3,395,238. The Company capitalized the net amount of $5,176,039 to the carrying value of the mine.

10. SHARE CAPITAL

The authorized share capital comprises an unlimited number of common shares without par value. At September 30, 2008, 107,177,732 common shares were issued and outstanding (December 31, 2007 – 97,793,619 common shares).

In January 2008, the Company completed the second tranche of a brokered private placement of 9,104,001 units at a price of $0.45 per unit to generate gross proceeds of $4,096,800 of which $211,500 was received in 2007. Each unit comprises one common share and a half-warrant with each full warrant exercisable to purchase a common share at $0.75 for a period of two years. The Company incurred cash offering costs of $474,078. In addition, the Company issued 1,114,711 broker warrants.

(Expressed in Canadian Dollars)

11. STOCK OPTIONS

The Company has an incentive stock option plan (the "Plan") to grant options to directors, officers, employees and consultants of the Company. The maximum number of shares reserved for issuance under the Plan may not exceed 10% of the issued share capital of the Company. Under the Plan, the exercise price of each option may not be less than the market price of the Company's shares at the date of grant. Options granted under the Plan have a term not to exceed five years and vesting provisions are determined by the board of directors.

The change in stock options outstanding is as follows:

	September 30, 2008		September 30, 2007	
	Stock Options Outstanding	Weighted Average Exercise Price US$	Stock Options Outstanding	Weighted Average Exercise Price US$
Balance, January 1	6,977,072	0.75	3,698,500	1.14
Granted	-	-	-	-
Exercised	-	-	(275,000)	0.35
Expired or forfeited	(549,500)	0.95	-	-
Balance, September 30	6,427,572	0.73	3,423,500	1.20

12. WARRANTS

At September 30, 2008, the following share purchase warrants were outstanding:

Exercise Price	Number of Financing Warrants	Number of Broker Warrants	Expiry Date
US$0.75	4,335,000	-	December 12, 2009
US$0.75	4,552,001	1,114,711	December 12, 2009
US$0.86	1,428,571	-	June 5, 2009
US$0.86	428,572	2,142,857	June 12, 2009
	10,744,144	3,257,568	

(Expressed in Canadian Dollars)

12. WARRANTS (CONTINUED)

The change in share purchase warrants outstanding is as follows (where applicable, Canadian dollar denominated amounts have been converted to US dollars at prevailing exchange rates):

	Financing Warrants		Broker Warrants	
	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price
At January 1, 2008	14,608,993	US$ 1.43	4,754,597	US$ 1.22
Issued	4,552,001	US$ 0.75	1,114,711	US$ 0.75
Expired	(8,416,850)	US$ 1.90	(2,611,740)	US$ 1.53
Exercised	-	-	-	-
At September 30, 2008	10,744,144	US$ 0.77	3,257,568	US$ 0.84

13. RELATED PARTY TRANSACTIONS

The Company incurred the following expenses with officers, a former officer, directors, a former director, companies and a law firm in which officers or directors of the Company, or their spouses, hold an interest:

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	2008	2007
Consulting and management fees	$ 156,065	$ 108,249	$ 406,385	$ 426,247
Professional fees	30,000	30,000	90,000	90,000
Exploration expenses	88,018	123,571	189,313	216,635
Administration fees	2,842	-	28,391	-
Investor relations	38,142	38,888	114,426	116,456
Rent and office costs	10,800	10,800	32,400	32,400
	$ 325,867	$ 311,508	$ 860,915	$ 881,738

Included in accounts payable at September 30, 2008 is $56,415 (December 31, 2007 - $249,675) due to officers, directors and consulting companies in which officers or directors hold an interest.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

14. CAPITAL MANAGEMENT

The Company considers that its capital comprises shareholders' equity and long-term liabilities. The Company's objectives in managing capital are to ensure that it has sufficient funds to support the development of a gold exploration and mining company and maintain creditor confidence; and to safeguard the Company's ability to obtain financing when the need arises.

The Company does not have any externally or internally imposed capital requirements. In maintaining its capital, the Company has a strict investment policy which includes investing surplus cash only in highly liquid, highly rated financial instruments. The Company regularly reviews its capital management approach. There were no changes in the Company's approach to capital management during the period.

15. SUBSEQUENT EVENTS

a) In October 2008, the Company signed a MOU with CRRC, a wholly owned subsidiary of China Railway Group Limited ("CREC") to invest in the Company and to finance the Mt. Kare project in Papua New Guinea and earlier stage projects in Australia. The MOU is contingent on CRRC completing due diligence on the Company and its assets, on the Papua New Guinea government approving renewal of the Mt. Kare exploration license 1093 and receiving all approvals, including approval from the TSX Venture Exchange.

b) In November 2008, the Company disposed of its equity investment in AMI for net proceeds of approximately $140,000.

BUFFALO GOLD LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SEPTEMBER 30, 2008

The following discussion and analysis, prepared as of November 28, 2008, should be read together with the unaudited consolidated financial statements for the quarter ended September 30, 2008 and related notes, and audited financial statements for the year ended December 31, 2007 and related notes, which are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). All financial amounts are stated in Canadian dollars unless otherwise indicated.

Management's discussion and analysis contains certain forward-looking statements related to, among other things, expected future events and the financial and operating results of Buffalo Gold Ltd. ("Buffalo" or the "Company"). Forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, market and general economic conditions, changes in regulatory environments affecting the Company's business and the availability and terms of financing. Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information regarding Buffalo is available on SEDAR at www.sedar.com.

BUSINESS OF THE COMPANY

Overview

Buffalo is in the business of the acquisition, exploration, development of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. The Company attempts to add value by developing assets through exploration moving towards the overall strategy of becoming a mid-tier gold producer.

During the period ended September 30, 2008, the Company was primarily engaged in operating the Furtei mine in Sardinia. It also worked on developing exploration programs for the Mt. Kare property in Papua New Guinea and the Oakland Park and Corridors properties in Australia.

At September 30, 2008, the Company had cash of $404,000. Since that date, the Company has generated further cash from the sale of its investments. In September and October 2008, the Company implemented a plan to reduce expenses and generate cash so as to extend the life of its cash reserves, but at the date of this MD&A, the Company has substantially exhausted its cash reserves. Uncertainties in world capital markets and a decline in the price of gold resulted in MRI Trading AG ("MRI") withdrawing its conditiontal offer to finance underground mine development; the Company has been unable to source capital in the equity markets. At current gold prices, the Company's operations in Furtei are not viable and the Company plans to close its Sardinian operations at the end of November 2008. The Company is unable to meet its obligations in the ordinary course and there is a significant risk that the Company's Sardinian operations could be placed in some form of liquidation. On a more positive note, the Company has signed a memorandum of understanding ("MOU") by which China Railway Engineering Co. Ltd. ("CREC") plans to acquire an interest in the Company's Mt. Kare property and Australian projects. As part of the deal CREC would also invest $3,000,000 in the Company.

The more significant events in the Company's recent history are:

- In October 2008, the Company signed a MOU with CREC, a wholly owned subsidiary of China Railway Group Limited ("CRG") to invest in the Company and to finance the Mt. Kare project in Papua New Guinea and smaller projects in Australia. Under the terms of the MOU, CREC (subject to due diligence and regulatory and other approvals) intends to:

  o Make an equity investment into the Company of $3,000,000 at $0.10 for each unit. Each unit contains one common share and one-half share warrant at $0.30 per share for one year from the date of closing.

  o Make a project investment of $7,500,000 into the Company's Mt. Kare joint venture with Madison Minerals Inc. ("Madison") within 24 months of signing to earn 54% of the project.

  o Earn up to 72% in the project by making a cash payment of $5,000,000 to the Mt. Kare joint venture and completing a feasibility study on the project. CREC will earn 82% with a total project investment of at least $40,000,000.

- o Make a total project investment into the Company's Australian portfolio of $2,500,000 to earn 60%. CREC can earn up to 80% in any of the projects by advancing to the stage of resources as defined in National Instrument 43-101 ("NI 43-101").

- In September 2008, the Company announced the first NI 43-101 compliant resource estimate at the Furtei gold mine in Sardinia, Italy. The resource estimate includes Measured and Indicated sulphide resources of 425,800 ounces gold, including 5.73 million tonnes at 2.3 g/t gold, 0.24% copper and 3.06 g/t silver at a 1 g/t gold cut-off. This is discussed in further detail below.

- In July 2008, the Company acquired 1,000,000 shares of Pacific Rim Mining Corp. at an aggregate cost of $499,000. The Company subsequently sold these shares.

- In July 2008, the Company extended its sales agreement with MRI of Zug, Switzerland to include all concentrates produced over the life of the Furtei Mine in Sardinia. Buffalo has made several shipments of both high grade enargite concentrate and lower grade pyrite concentrate since July 2008. Gold-pyrite concentrates were produced from the Sa Perrima and Su Masoni pits this year and Buffalo has worked the lower portion of the Su Masoni pit to produce the enargite-rich ore for the gold-copper concentrate.

- In April 2008, the Company gave notice to Madison that Buffalo wishes to implement a joint venture at their Mt. Kare project in Papua New Guinea following a 90-day notice period. At the date the Company gave notice, it had a 60% interest in the Mt. Kare project and Madison held the remaining 40%. Madison and the Company collectively hold a 10% interest in trust for the local landowners. Buffalo and Madison will have to contribute on a pro rata basis to the project costs or their ownership interests will be diluted, however, Madison has advised the Company that it does not intend to contribute to the joint venture with the result that its ownership interest in the Mt. Kare project will be diluted. The MOU transaction with CRCC would result in a replacement of the joint venture agreement with a new agreement. See section on *Mt. Kare Property*.

- In February through to September 2008, the Company generated $9,153,000 from the sale of Kinbauri Gold Corp. ("Kinbauri") shares.

PROPOSED TRANSACTION WITH CREC

The MOU described above is contingent on CREC completing due diligence on Buffalo and its assets, on the Papua New Guinea government approving renewal of exploration license 1093 (see *Mt. Kare Property* below) and receiving all approvals, including approval from the TSX Venture Exchange. CREC conducted due diligence at Mt. Kare in mid-November but the outcome of that due diligence is not known. It was the parties' intention that if CREC were satisfied with the due diligence, it would finalize terms and conditions within eight weeks of signing.

Madison-Buffalo Joint Venture

The interests of Buffalo and Madison Minerals in the Mt. Kare project are currently held via a joint venture agreement dated June 25, 2007 by which Buffalo has a 60% interest and Madison a 40% interest, which is subject to dilution in certain circumstances. Completion of the transactions set out in the MOU would result in the replacement of that joint venture agreement with a new agreement, providing for, among other matters:

- Fixing Madison's interest in the project at 40% of the total retained Madison-Buffalo interest at all stages going forward, not subject to dilution.

- A cash payment from Buffalo to Madison of $352,165 on regulatory acceptance of an agreement in respect of the matters set out in the MOU.

- Receipt by Madison of 40% of the $5,000,000 cash payment to the JV as set out above.

- Retention by Madison of 3.2% interest in the project at the point of CREC's earning its 82% interest.

- Relief from a requirement that Madison fund a portion of the JV's expenditures on the Mt. Kare project since July 14, 2008 or, in the alternative, face dilution of its interest to an amount less than 40%.

DEVELOPMENT PROPERTY - GOLD

Furtei Gold Mine

Buffalo owns a 90% interest in the Furtei Mine project, which includes a number of potential open pit and underground mines, a processing plant (capable of processing up to 1,000 tonnes per day), multiple exploration targets and a fully permitted mining concession including future tailings disposal. The Furtei processing plant was built in 1995-1996, and has an annual capacity of 360,000 tonnes of ore. The Furtei Mine produced 135,000 ounces of gold between 1996 and 2002 from oxide resource, after which the processing plant was converted from an oxide heap leach to a sulphide flotation plant. Sargold Resource Corp. ("Sargold") successfully re-commissioned the Furtei plant for a marginal cost in 2006.

Recoveries from the mill have been lower than expected. These low recoveries combined with declining gold prices mean that the Furtei operation is not currently viable. Buffalo estimates that it would take gold prices over US$850 per ounce for an extended period before the mine could be operated profitably and provide a reasonable return on investment. The Sardinian operations have lost money since their acquisition by Buffalo and the Company's principal Sardinian subsidiary, Sardinia Gold Mines SPA ("SGM"), is insolvent. The Company plans to close its Sardinian operations at the end of November 2008 and has written off the Furtei Mine.

Production and Sales

Buffalo produced 3,997 ounces of gold at the Furtei Mine in the first eight months of 2008. Gold-pyrite ore and enargite ore, rich in copper and gold, is processed using the flotation plant. Additional gold is recovered from the flotation tailing material by using the CIL facility with doré bars poured on-site. The original plan was to commence underground development in the latter part of 2008 upon completion of a positive feasibility study. The underground targets are mainly gold-copper mineralization from the sulphide mineral enargite. Current gold and copper prices and unavailability of financing mean that the Company is unable to implement its underground mine plan.

Resource Estimates and Mine Plan

A NI 43-101 compliant resource estimate report has been prepared by Wardrop Engineering Inc. ("Wardrop"), which includes Measured and Indicated sulphide resources of 425,800 ounces gold, including 5.73 million tonnes at 2.3 g/t gold, 0.24% copper and 3.06 g/t silver at a 1 g/t gold cut-off.

The resource estimate is based on 1,568 drill holes and 1,034 sample trenches that were completed during the period 1990 to 2004. The programs identified 11 distinct ore deposits on the property. Details of the resource estimate are contained in Table 1 below.

Table 1. Sulphide Resources for Furtei Mine

Measured and Indicated Resources at 1.00 g/t Au Cap cut-off

	Tonnes (000 t)	Grade (g/t)	Au In Situ (000 oz)	Grade (%)	Grade(%)	Grade (g/t)
Au-Cu ore	2,673.5	2.717	233.5	0.52	0.12	3.89
Au-Py ore	3,054.9	1.957	192.2	-	-	2.33
Total	5,728.4	2.312	425.8	0.24	0.06	3.06

Inferred Resources at 1.00 g/t Au Cap cut-off

	Tonnes (000 t)	Grade (g/t)	Au In Situ (000 oz)	Grade (%)	Grade (%)	Grade (g/t)
Au-Cu ore	65.9	3.151	6.7	0.48	0.20	7.80
Au-Py ore	284.8	1.771	16.2	-	-	1.83
Total	350.7	2.030	22.9	0.22	0.09	4.61

The following capping levels were used in the resource calculations:

	Au (g/t)	Cu (%)	As (%)	Ag (g/t)
Au-Cu Deposits	70	20	6	190
Py-Au Deposits	25	-	-	40

This resource estimate is based on historic data at Furtei and no current drilling has been completed or incorporated in this resource estimate. Wardrop reviewed and updated the geological model for each of the deposits.

The drill holes were coded based on the geological interpretation. A capping strategy was developed based on these selected drill holes to minimize the metal at risk. Wardrop capped assays before compositing. The composite length was 1.25 meters. A minimum of three composites were used for grade estimation along with a maximum of eight composites. A maximum of two composites were used from each drill hole.

Wardrop reported resources using a cut-off grade of 1.00 g/t Au. The grade interpolation was based on Inverse Distance Weighting Squared. Validation models were also completed using Inverse Distance Weighting Cubed and Nearest Neighbour interpolation methods. A bulk density of 2.00 g/cc was used for the Oxide resources and 2.48 g/cc for the Sulphide resources.

The classification was based on the drill spacing: Indicated Resources used a minimum of two drill holes with the nearest composite within 30 meters. The remaining blocks were classified as Inferred Resources. Inferred Resource blocks were also based on a minimum of two drill holes used for grade estimation.

Feasibility Study

The Company, with Wardrop, had commenced a feasibility study at Furtei that was expected to be completed by the fourth quarter of 2008. The Company suspended the feasibility study due to lack of funding.

Tim Maunula, P.Geo. was the Qualified Person responsible for the grade estimation on the Is Concas, Su Coru, Nord, Est, S'Arruga, Cima, Cima West, Su Masoni, Sa Perrima, Coronas Arrubias and Bruncu Murdegu deposits.

Exploration Program

The Company initiated a 3,250-metre exploration drilling program at Furtei in March 2008. The Company completed 1,743 metres of diamond and 1,266 metres of RC drilling.

EXPLORATION PROPERTIES – GOLD

Mt. Kare Property

The Company's Mt. Kare gold project is located in Papua New Guinea and comprises two parts: exploration license EL1093, in which the Company has acquired an interest through Madison as described below; and exploration license EL1427 which relates to surrounding lands and which is wholly-owned by the Company. EL1427 was approved in 2007 and EL 1093 was subject to renewal with a hearing held on August 20, 2008. The renewal of EL 1093 is awaiting final approval from the Minister for Mining, which is expected shortly. The Company has also applied for exploration license, EL1575, which is located on adjacent lands.

Resources

Mt. Kare currently hosts an indicated resource of approximately 1,400,000 ounces of gold (18.83 million tonnes at 2.31 g/t gold and 17.31 g/t silver) and an inferred resource of approximately 290,000 ounces of gold (5.75 million tonnes at 1.56 g/t gold and 25.37 g/t silver):

Mineral Resources Category	Cut-off Equivalent	Tonnes (000)	Au g/t	Ag g/t	Contained 000 oz Au
Indicated	1.0	18,830	2.31	17.31	1,396
	2.0	8,559	3.66	22.51	1,008
	3.0	4,587	5.04	25.37	743
Inferred	1.0	5,753	1.56	9.53	288
	2.0	1,331	2.77	11.77	119
	3.0	476	3.85	11.22	59

These estimates are based on a block model where the gold-equivalent service variable is derived from the sum of the gold and silver grades under the assumptions of a gold price of US$550/oz and a silver price of US$10/oz (Aueq g/t = Au g/t + (10/550) x Ag g/t).

Ownership

On October 20, 2005, the Company entered into an option agreement with Longview Capital Partners Ltd. ("Longview") to acquire up to a 90% interest in EL1093. Longview held an option from Madison to acquire up to a 100% interest of Madison's 90% interest in EL1093. Longview is beneficially owned by one of the Company's directors. One of the Company's directors is also a director and shareholder of Madison. Further to the October 20, 2005 agreement, the Company paid Longview $200,000 and in March 2007 issued to Longview 17,000,000 common shares. These common shares are subject to a time-based release from escrow over 18 months.

In June 2006, Longview and Madison agreed to grant the Company an extension of certain dates for six months in consideration for the payment by the Company of $150,000. By December 31, 2006, the Company had paid all cash amounts.

In June 2007, Buffalo further amended its agreement with Longview, Longview Capital Holdings Ltd., Madison, Madison Enterprises (BVI Inc.) and Madison Enterprises (PNG) Ltd. ("Madison PNG") to revise the basis on which it will acquire various interests in EL1093. Under this agreement, the Company acquired a 60% interest in Madison PNG (which owns a 90% interest in EL1093) by making a payment of $500,000 (settled with 521,648 common shares) and issuing a further 3,000,000 common shares. This transaction completed in late June 2007.

In conjunction with this transaction, Buffalo has the following options for earning additional interest at Mt. Kare in the future:

(a)   The Company may increase its interest to 75% by completing a bankable feasibility study within four years of signing a definitive agreement. The Company is entitled to a one-year extension if it actively carries out exploration work at Mt. Kare and works towards the bankable feasibility study, spending at least $500,000 in each year of the four-year period.

(b)   After the Company has earned a 75% interest, it may acquire the remaining 25% at fair market value.

In April 2008, Buffalo decided not to continue with either of the above earn-in scenarios with Madison at Mt. Kare. Instead, Buffalo opted to trigger its joint venture option with Madison, whereby each company must contribute on a pro rata basis to the project costs or be diluted down. The joint venture was implemented following a 90-day notice period. Madison has advised the Company that it does not intend to contribute to the joint venture with the result that its ownership interest will be diluted.

In October 2008, the Company signed a MOU with CRCC in which CRCC intends to invest into Company as well as finance the Mt. Kare project and other projects in Australia. Completion of the transactions set out in the MOU would result in the replacement of the joint venture agreement with a new agreement, providing for, among other matters:

- Fixing Madison's interest in the project at 40% of the total retained Madison-Buffalo interest at all stages going forward, not subject to dilution.

- A cash payment from the Company to Madison of $352,165 on regulatory acceptance of an agreement in respect of the matters set out in the MOU.

- Receipt by Madison of 40% of the $5,000,000 cash payment to the joint venture.

- Retention by Madison of 3.2% interest in the project at the point of CREC's earning its 82% interest.

- Relief from a requirement that Madison fund a portion of the JV's expenditures on the Mt. Kare project since July 14, 2008 or, in the alternative, face dilution of its interest to an amount less than 40%.

At the date that Madison reached agreement on the MOU terms , it owned 3,521,648 shares of the Company.

Previous History

Buffalo has been advised of a lengthy and complicated history of litigation in the courts of Papua New Guinea relating to the respective mineral rights under the mining license EL1093 and the Mt. Kare Special Mining Lease 1 ("SML 1") which has involved, in various proceedings, Kare-Puga Development Corporation Pty. Limited ("KDC"), Oakland Limited ("Oakland") and Ramsgate Resources NL ("Ramsgate") as well as the Government of Papua New Guinea, Carpenter Pacific Resources NL ("Carpenter"), an Australian public company, and Matu Mining Ltd. ("Matu"), which were previous license holders. The Company's understanding of this history is as follows.

KDC and Oakland had a number of agreements relating to the exploration and exploitation of the alluvial mineral rights and, purportedly, the hardrock mineral rights, which KDC claimed had been granted to KDC pursuant to the SML 1. In 1996, Carpenter and Matu entered into a conditional settlement agreement with Ramsgate and Oakland in order to settle all of the outstanding litigation relating to EL1093 (the "Settlement Agreement"). As a result, Oakland became a one-third shareholder in Matu; litigation unresolved at the time of execution of the Settlement Agreement was discontinued by all parties; all rights of Oakland in respect of its agreements with KDC relating to SML 1 and the alluvial activities thereon were assigned to Matu (and subsequently Madison).

The Settlement Agreement was subject to various conditions precedent, including approval by KDC. KDC gave its approval in March 1996 and Matu informed Madison that the other conditions precedent under the Settlement Agreement had been fulfilled or waived. As a result of the Settlement Agreement, all outstanding litigation was settled. In April of 1998, Oakland sold its interest in Matu to Carpenter.

On March 20, 1998, Madison, Madison PNG, Carpenter, Matu, Ramsgate, Oakland and KDC entered into a joint venture agreement (the "Joint Venture Agreement") to govern future exploration and development of EL1093; this agreement and Madison's interest in EL1093 were both registered in April, 1998. Madison, through its various subsidiaries, subsequently acquired a 100% legal interest in EL1093 and it holds a 10% interest in EL1093 in trust for KDC, resulting in Madison holding a 90% beneficial interest in EL1093. KDC will, in turn, hold the interest in trust for the traditional landowners at Mt. Kare.

The Joint Venture Agreement is now only relevant to the extent that it defines the rights and obligations of Madison, and therefore the rights of and between Buffalo and KDC. The Joint Venture Agreement provides that all costs up until the delivery of a feasibility report will be borne by Madison; KDC is obliged to pay its proportionate share of costs following the delivery of a feasibility report, failing which its interest will convert to a royalty interest equal to 10% of net profits. The Joint Venture Agreement received the ministerial approval required under the Mining Act of 1992 (Papua New Guinea) on April 17, 1998.

2007 Exploration

In May 2007, the Buffalo-Madison joint venture management committee recommended to the companies that a Type 2 Economic Pre-feasibility Study should be deferred until detailed exploration work is conducted on the many targets throughout the property and the full extent of possible resources understood. Accordingly, Buffalo's Mt. Kare exploration work was expanded to include a regional exploration program to also evaluate other areas within the licenses.

2007 Drilling

Buffalo drilled 7,133 metres in 33 holes to test objectives both in the vicinity of known mineralization and at existing targets. Results are summarized below in Table 1.

Hole MK07-90 targeted an untested area of the Southern Western Roscoelite Zone ("SWRZ") and intersected 1.59 g/t gold reported over 74 metres including 28 metres of 2.53 g/t gold starting at a depth of 88 metres. On the eastern flank of the SWRZ, holes MK07-91 and MK07-97 encountered mainly patchy mineralization near the surface but significant intersections of gold occurred at depth, most notably 27.5 metres of 5.40 g/t gold including 11 metres of 12.73 g/t gold, starting at 219 metres depth. MK07-96 also tested the eastern flank of the SWRZ and intersected significant mineralization below 123 metres, including 33.0 metres of 1.76 g/t gold. This hole was abandoned at 208 metres due to problems with the drill. Hole MK07-99 was an infill hole drilled in the southern portion of the SWRZ. Mineralization was encountered in this hole, including 17.2 metres of 0.95 g/t gold.

MK06-92 is an infill hole in the southern Central Zone that intersected 22.5 metres of 3.34 g/t gold at a starting depth of just over 200 metres. The hole was stopped prematurely due to problems with the drill rig. MK07-95 lies to the east and was drilled to test the eastern extension of historical hole MK00-239.

Additional infill drilling in the Northern Western Roscoelite Zone ("NWRZ") included holes MK07-93, aimed at the down-dip extension of the NWRZ, and MK07-94 that intersected 53.9 metres of 1.20 g/t gold at a shallow depth of 54 metres. The eastern extension of the NWRZ was tested in hole MK07-98, down-dip from MK06-73. Mineralization was encountered at depth, including 17 metres of 1.19 g/t gold at 237 metres. Hole MK07-100 was drilled to test for a possible northern extension of the NWRZ at depth but no significant intersections were returned.

A possible down-plunge extension of the Black Zone towards the C9 Zone was tested in hole MK07-101. At a depth of 170 metres the hole intersected a sequence of strongly mineralized zones of brecciated intrusive and sandstone hosted semi massive to massive pyrite veining/disseminations, rare chalcopyrite-sphalerite-galena and antimony sulphide veins and fractures. Analysis of the hole returned 81 metres of 1.26 g/t gold and 4.68 g/t silver including 10 metres of 4.85 g/t gold and 21.12 g/t silver.

Hole MK07- 102 was testing the same area and encountered very high grade gold at approximately 100 metres depth, returning a 6 metre intersection of 55.95 g/t gold and 105.68 g/t silver, including 1.5 metres of 222.0 g/t gold and 385 g/t silver.

Table 1. Summary of Mt. Kare Drill Hole Intersections Received from April 18th, 2007 to October 15th, 2007					
Drill Hole No.	**From (m)**	**To (m)**	**Intercept (m)**	**Gold (g/t)**	**Silver (g/t)**
MK07-104	186.0	200.5	14.5	2.27	6.82
	428.0	440.0	12.0	1.25	2.63
MK07-105	No significant intersections				
MK07-106	No significant intersections				
MK07-107	16.9	26.0	9.1	1.39	4.38
MK07-108	13.0	31.0	18.0	1.17	5.44
Including	13.0	18.6	5.6	2.25	5.06
	289.5	305.0	15.5	1.82	8.42
	398.0	408.5	10.5	1.64	24.46
Including	398.0	404.0	6.0	2.30	39.70
MK07-109	90.0	108.6	18.6	3.11	48.88
MK07-110	5.0	15.0	10.0	2.47	16.85
MK07-111	104.0	113.0	9.0	1.12	2.97
MK07-112	*Not sampled*				
MK07-113	*No significant intersections*				
MK07-114	15.3	23.6	8.3	0.66	3.68
MK07-115	0.0	38.0	38.0	1.06	7.43
Including	31.0	38.0	7.0	2.43	15.89
MK07-116	*Not sampled*				
MK07-117	*No significant intersections*				
MK07-118 to MK07-121	*Not sampled*				

*Holes are not drilled in numerical or sequential order.

All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation. Samples were analysed using a 50 gram fire assay with AA finish for gold and an aqua regia digestion with ICP-OES finish for silver.

Other Exploration Work

In addition to the drill work, Buffalo completed a 330 line, 4,000 kilometre airborne geophysical survey over the 220 square kilometre Mt. Kare Property and the adjacent 142 square kilometre 100%-owned EL 1427 property. Results from previous airborne geophysical surveys have successfully identified magnetic anomalies and related structures, with which the known mineralization at Mt. Kare is associated. The new surveys were used to identify additional magnetic anomalies and to define exploration and drilling targets. These were subsequently followed up with surface sampling. The results have been disappointing so far so no new drill targets have been delineated.

Aside from the surface work completed at the project, an induced polarization ("IP") survey was completed in February 2008 to test the southern extension of the WRZ on EL 1093, which hosts the high grade zone of the Mt. Kare resource. The survey, carried out by Elliot Geophysics International ("Elliot"), followed up on previous work that outlined a broad IP response over the known mineralized zones, open-ended to the south. Elliott employed a different dipole configuration and more powerful transmitter compared to the previous survey, providing good quality readings and increased depth penetration. Modelling of the new data by the GeoDiscovery Group in Brisbane indicates that a +400 metre wide, 300 metre deep, strong chargeability anomaly extends southward for at least 250 metres beyond the most southerly line of drilling on Mt Kare. The anomaly is interpreted as being a response to sulphide mineralization and defines a previously untested portion of the Mt Kare gold-bearing epithermal system. This new anomaly is being reviewed to define drill targets and has the potential to add incremental ounces to the existing resource.

Proposed Exploration

The Company is awaiting final government approval of EL1575, which is south and west of EL1427 and EL1093. The area of EL1575 is approximately 200 square kilometres. Surface mapping and sampling including stream sediments, soils, BLEGs and ridge and spur will continue until all of the licenses have been sufficiently tested. Buffalo is also compiling an exploration program to follow-up on the IP Survey results from the southern extension of the WRZ. Additional work on Mt. Kare is subject to additional financing.

Expenses

The Company incurred the following expenses on the Mt. Kare Property as follows:

Nine months ended September 30	2008	2007
Drilling and sampling	$ 75,234	$ 1,969,139
Geological, geochemical, geophysics	205,134	1,017,526
Communications	186,864	180,484
Helicopter and transport	752,135	2,125,759
Salaries	455,689	429,003
Fuel	27,024	293,377
Accommodation and meals	143,632	244,237
Supplies	111,437	-
Automotive	-	291,895
Legal fees	145,493	118,167
Travel	88,725	140,094
Consulting	310,547	436,091
General	139,066	217,829
Total	$ 2,640,980	$ 7,463,601

Carrying Value

In view of the Company's plans to defer exploration work at Mt. Kare, the Company has assessed the carrying value of this property in accordance with Canadian and United States generally accepted accounting principles. While the Company believes there is significant value in the Mt. Kare resource, its interpretation of the applicable accounting standards is that the carrying value of the Mt. Kare Property should be written off.

Osilo

Osilo is an advanced exploration project in northern Sardinia. Historical work on the project delineated a series of low sulphidation high-grade epithermal gold veins providing a resource that is open for expansion. The Osilo deposits are approximately 220 kilometres north from the Furtei Mine. The Company has done no work on this project and has not yet formulated an exploration plan.

In view of the SGM's financial difficulties, the Company has written off the carrying value of Osilo totalling $2,988,000.

Monte Ollasteddu

Monte Ollasteddu is an early stage exploration project in southern Sardinia. Historical work identified multiple anomalies in soils and trenching, making this project highly prospective for defining new gold resources. The Company has done no work on this project and has not yet formulated an exploration plan.

As part of the acquisition of its Italian properties, and Monte Ollasteddu in particular, the Company assumed an obligation to Gold Fields Netherlands Services BV ("Gold Fields") to issue shares with a deemed value of $333,334 in two equal tranches on each of December 22, 2007 and 2008. The 2007 obligation equates to 280,112 common shares of the Company which to date have not been issued. The number of common shares to be issued in December 2008 will be determined using a share price equal to the greater of: (i) an amount equal to the weighted average trading price of the Company's common shares on the Exchange for the 30 trading days immediately preceding December 18, 2008; and (ii) $0.595.

In view of the SGM's financial difficulties, the Company has written off the carrying value of Monte Ollasteddu totalling $1,000,000.

Corridors Project

The Company is targeting high-grade epithermal gold deposits on the 100% owned Corridors Project in Queensland, Australia. The Company has secured an agreement with BHP Billiton for exclusive use of a recently flown FALCON™ survey. This airborne gravity gradiometer data has been valuable in highlighting quality targets. The ten permits cover 83,000 hectares.

Situated in the Drummond Basin, the Corridors Project has been the subject of a detailed surface geochemical sampling program. The program has identified two strong gold anomalies one of which has been followed-up by a shallow drill program and completed in September 2007.

2007 Exploration

Corridors was the subject of a detailed surface sampling program by the Company in 2006 and follow-up program in early 2007. The program identified two strong gold anomalies and one has been drill tested. The Company has drilled approximately 2,500 metres of a 7,000 metre RAB/RC (rotary air blast/reverse circulation) program.

Assay results have been received from the recent drilling program on the Langton and Dalton Tank tenements where Buffalo is searching for high-grade multimillion ounce epithermal deposits similar to the Pajingo mine (held until recently by Newmont) and bulk-tonnage, medium-grade deposits like the historic Mt. Leyshon mine. Ninety RAB holes were drilled for a total of 2,523 metres. The holes tested numerous high priority targets beneath cover rocks based on a combination of surface soil/auger geochemistry, magnetics and FALCON™ gravity signatures. The drill line over the central geophysical and geochemical anomaly at Langton located a zone approximately 200 metres wide of anomalous gold. This includes two samples over 0.10ppm (the highest at 0.25ppm) with anomalous arsenic, lead and zinc. Several other holes in the line also returned gold over 0.01ppm with elevated lead and zinc.

Planned Work

The Company plans to follow up on the remaining gold anomalies at the Corridors project using a shallow drill program to be carried out in late 2008. The 2008 budget is currently being reassessed.

Expenses

The Company incurred the following expenses on Corridors as follows:

Nine months ended September 30	2008	2007
Drilling and sampling	$ -	$ 86,042
Geological, geochemical, geophysics	-	47,112
Land use permits	35,798	36,900
Consulting	21,957	-
Total	$ 57,755	$ 170,054

Oakland Park and Golden Gate Projects

Interpretation of geophysical data has resulted in the recognition of the potential extension of the Croydon Goldfield in Queensland, to the northwest of the Company's Golden Gate Project. A new 100% Company title, named Oakland Park, has been granted together with a new application, named Oakland Park West over the area which has received limited prior exploration due to a likely thin cover of sediments. Major structure is evident in the magnetics data, which strikes into Oakland Park from the contiguous Golden Gate Project. The Oakland Park and Golden Gate projects cover 121,900 hectares.

2007 Exploration

The Company has not completed any surface work to date on the Oakland Park or Golden Gate properties other than geophysical interpretation. Work at Golden Gate has comprised collation of previous drill data for the definition of drill targets. The Company was successful in being granted co-funding by the State Government of Queensland for its planned drilling program at Oakland Park.

At Oakland Park, EPM15826 has been granted but EPM17360 is still under application and a draft native title agreement has been received from the QLD North Lands Council for these tenements and EPM 15381 (Golden Gate). Targets identified at Golden Gate include down-dip extensions of the historically mined high-grade stopes and extensions of the main line of lode along strike to the north and west.

Planned Work

The work plan for 2008 will include finalising a drilling program for both properties. The budget for 2008 is currently being reassessed.

Expenses

The Company incurred the following expenses on Oakland Park and Golden Gate properties as follows:

Nine months ended September 30	2008	2007
Land use permits	$ 46,273	$ -
Consulting	4,633	-
Total	$ 50,906	$ -

Cadarga Project

Interpretation of geophysical data has resulted in the recognition of several targets in the Queen May Goldfield in Central Queensland. A new 100% owned Company title, named Cadarga, has been lodged over the area which has received limited prior exploration and drilling. The Cadarga tenement covers 23,600 hectares.

2007 Exploration

The Company has not completed any surface work to date on the Cadarga property other than geophysical interpretation. Work at Cadarga has comprised collation of previous reports and geophysical data interpretation for the definition of drill targets.

A new exploration permit has been granted in the May Queen Goldfield of Queensland. The permit comprises 236 square kilometres and lies approximately 90 kilometres southwest of Lihir Gold's Mount Rawdon gold mine. A number of known gold occurrences within the area have been drilled by previous explorers with results including one metre at 149 g/t gold, one metre at 71.7 g/t gold and four metres averaging 38.7 g/t gold less than 40 metres from surface.

Planned Work

The Company has identified a number of targets in the magnetic data and beneath cover rocks which will be drill tested in 2009. The work plan for 2008 will include collation of previous work. The budget for 2008 is currently being reassessed.

Expenses

The Company incurred the following expenses on the Cadarga projects as follows:

Nine months ended September 30	2008	2007
Land use permits	$ 12,498	$ -
Consulting	987	-
Total	$ 13,485	$ -

Palmer River Project

Interpretation of geophysical data has resulted in the recognition of numerous targets west of the Palmer River Goldfield in North Queensland. Eleven new 100% owned Company titles, named Palmer River Project, have been lodged over the area, which has received limited prior exploration. The Palmer River tenements cover 443,000 hectares (2,363 square kilometres).

2007 Exploration

The Company has not completed any surface work to date on the Palmer River properties other than geophysical interpretation. Work at Palmer River has comprised geophysical data interpretation for the definition of drill targets.

Planned Work

The work plan for 2008 will include collation of previous work. The budget for 2008 is currently being reassessed.

Expenses

The Company incurred the following expenses on the Palmer River Project as follows:

Nine months ended September 30	2008	2007
Geological, geochemical, geophysics	$ 1,900	$ -
Land use permits	8,200	-
Consulting	17,376	-
Total	$ 27,476	$ -

EXPLORATION PROPERTIES – NICKEL

Buffalo continues to focus on developing its gold assets. However, the Company follows a growth strategy that includes the opportunistic acquisition of undervalued projects that can be subsequently leveraged through sale or joint venture. The following projects are considered non-core assets for Buffalo.

Hannah 1

The Hannah 1 target was first discovered by a major Australian mining company, but drill testing failed to reach target due to technical difficulties. From geophysical modeling, the target depth had been estimated to be at 450 metres.

The Hannah 1 project is located along major structure, approximately 400 kilometres southeast of Kalgoorlie, along the margin of the Fraser Mobile Belt, with an interpreted Archaean Greenstone terrane to the east. Regionally this area had character in magnetics data that suggests it could contain several significant deposits hosted by mafic rocks.

2007 Exploration

The Company completed a single deep diamond drill hole at the Hannah 1 base metal prospect. The hole intersected disseminated sulphides at the target depth of 425 metres, with the zone continuing for more than 200 metres. Assay results from the core were not anomalous even with the presence of pyrite. Petrographic work on the samples determined that the environment was not ideal to host nickel, platinum group metals or other base metals of economic interests. Further drilling is not required and two of the titles have been dropped.

Planned Work

Following evaluation of drill results, the Company decided to stop work on this property and wrote off the accumulated acquisition costs.

Expenses

The Company incurred the following expenses (recoveries) on the Hannah 1 Property as follows:

Nine months ended September 30	2008	2007
Land use permits	$ 15,562	-
Consulting	5,409	-
Total	$ 20,971	$ -

Rawlinna

The Rawlinna project is an extension of the Hannah 1 area. The Company holds two granted and five exploration licence applications along the Fraser Mobile Belt covering significant targets. Rawlinna project covers 123,200 hectares.

The Rawlinna project is located along major structure, approximately 400 kilometres southeast of Kalgoorlie, along the margin of the Fraser Mobile Belt, with an interpreted Archaean Greenstone terrane to the east. Regionally this area had character in magnetics data that suggests it could contain several significant deposits hosted by mafic rocks.

2007 Exploration

The Company has completed detailed geophysics interpretation and identified a number of targets warranting air and ground geophysics and drill testing.

Planned Work

Upon granting of all exploration licences the Company will carry out detailed air and ground geophysics surveys to locate drill collar positions followed by drill testing of individual targets. The budget for 2008 is currently being reassessed.

The Company incurred the following expenses on the Rawlinna project as follows:

Nine months ended September 30		2008		2007
Land use permits	$	1,530	$	-
Consulting		2,103		-
Total	$	3,632	$	-

EXPLORATION PROPERTIES – SILVER AND BASE METALS

Woodmurra and Callabonna

These two projects are considered to be prospective for silver-zinc-lead deposits. The four granted permits are 100% owned by the Company and comprise two new project areas named Woodmurra and Callabonna, which are located approximately 50 kilometres east of Oodnadatta, SA (300 kilometres northwest of the giant Olympic Dam copper-gold-uranium mine) and 200 kilometres NNW of Broken Hill respectively.

The four permits cover an area of approximately 196,000 (933 square kilometers) and 130,000 hectares respectively of unexplored terrane prospective for buried large silver-zinc-lead deposits. Only one previous drill-hole has tested the basement in the immediate vicinity of the Company's permits at Woodmurra and encountered high grade metamorphic rock types which would be expected in a sequence that hosts large base metal deposits. To the west of the Woodmurra permits, the outcropping rocks contain unusual garnet-bearing rocks which are also a hallmark indicator of a prospective sequence.

2007 Exploration

The Company completed a detailed geophysical interpretation of the area defining areas of interest for focused ground work and drilling and was successful in being granted co-funding by the State Government of South Australia for its planned drilling program.

Planned Work

The Company proposes to carry out detailed ground gravity followed by ground magnetics and drill testing of a range of targets in four to five holes. The budget for 2008 is currently being reassessed.

Expenses

The Company incurred the following expenses on Woodmurra and Callabonna as follows:

Nine months ended September 30		2008		2007
Geological, geochemical, geophysics	$	14,420		
Land use permits		7,584		
Consulting		12,410	$	-
Total	$	34,414	$	-

Red River

This project is considered to be prospective for very large Potosi-style silver-tin deposits.

Four granted exploration permits and ten new permit applications are 100% owned by the Company and comprise a new project area named Red River, which is located north east of the Croydon project.

The 14 permits cover an area of approximately 307,000 hectares (3,832 square kilometers) of an unexplored terrane prospective for buried large silver-tin deposits. Drilling by a competitor exploration company has confirmed the prospectivity if this terrane with a significant intersection of 133 metres grading 18.3 g/t Ag, 0.15% Sn, 1.1% Zn and 0.36% Cu beneath younger cover sediments.

2007 Exploration

The Company completed a detailed geophysical interpretation of the area defining 16 target areas of interest for focused ground work and drilling.

Planned Work

The Company proposes to progress these applications through to grant in 2008. The budget for 2008 is currently being reassessed.

The Company incurred the following expenses on Red River as follows:

Nine months ended September 30	2008	2007
Land use permits	$ 24,915	$ -
Consulting	11,402	-
Total	$ 36,317	$ -

EQUITY INVESTMENT PORTFOLIO

Buffalo had invested in other junior resource companies as part of its strategy for continued growth for its shareholders. In view of difficult equity markets and lower than expected gold recoveries from its Furtei mine, the Company has been selling these investments to fund its core operations.

Bondi Mining Limited

In November 2007, the Company transferred all of its uranium assets to Australian explorer Bondi in exchange for 25,000,000 Bondi shares and options to purchase 5,000,000 Bondi shares. Bondi acquired 100% of the Company's Australian uranium portfolio, which was made up of ten granted tenements and 13 applications totalling 15,085 square kilometres in three major uranium provinces in the Northern Territory and Queensland. At September 30, 2008, Buffalo held a 42% interest in Bondi. Bondi has been working to further explore the uranium project portfolio.

Field sampling and airborne geophysical surveying was completed at the Murphy Project in the Northern Territory during the fourth quarter of 2007. Track etch surveying highlighted 17 drill targets within the seven priority areas chosen for ground surveying and Bondi plans to carry out 10,000 metres of drilling in 2008, with field activities commenced in March 2008. A detailed airborne magnetic and radiometric survey was completed at the Mt. Hogan project, resulting in the identification of two new uranium targets in addition to the existing drill target with a historical drill intersection of seven metres at 0.38% U_3O_8.

Bondi has reported that "drilling has successfully confirmed and extended the previously drilled high grade uranium shoot, which remains open at depth. Drilling at Mount Hogan South has successfully traced uranium mineralization over a 200 metre strike length at the previously undrilled Mount Hogan South target area, in a structure which continues to the north and south of the drill area. The intersected zones have significant potential to expand, and follow-up exploration on the property is currently being planned."

Bondi has reported that "the first phase of drilling on the project will comprise approximately 200 RAB holes for around 4,000 metres, testing 10 different target areas which have been developed based on detailed magnetics and radiometrics, Hoistem airborne EM survey results, and Radon track etch anomalies…" In October 2008, Bondi reported that it had identified new anomalies at the Murphy

Uranium project with extended track etch coverage at Murphy resulting in the identification of three new uranium drill targets at the Murphy project Bondi reported that its expanded alphatrack coverage was nearly complete for 2008, with additional results expected by the end of 2008. For more information on Bondi, please see the company website, www.bondimining.com.au.

While Bondi has continued to advance exploration on its properties, the Company believes that recent changes in the investment climate, in particular, have resulted in an impairment in the value of its investment. Effective September 30, 2008, the Company wrote down the value of its equity investment in Bondi to $750,000.

AMI Resources Inc.

The Company acquired 1,445,500 shares of AMI in 2007 and a further 5,724,500 shares of AMI in 2008. Accordingly, Buffalo is now a major shareholder of AMI, holding an estimated 22% of AMI's capital based on AMI's issued and outstanding shares at December 31, 2007. AMI was an equity investee of the Company from January 2008 to November 2008. The Company recently sold its investment in AMI for proceeds of approximately $140,000 and recognized an impairment to this value at September 30, 2008.

Kinbauri Gold Corp.

Kinbauri (TSX-V: KNB) owns the El Valle Mill and auxiliary facilities, the El Valle and Carles Mines and two other properties within the Rio Narcea Gold Belt in northwestern Spain. At December 31, 2007 Buffalo held a 26% interest in Kinbauri. In February 2008, Buffalo sold some of its investment with the result that its shareholding fell below 20% and it ceased to be an equity investment. In the nine months ended September 30, 2008, the Company sold 11,186,000 shares of Kinbauri for net proceeds of $8,437,715 and 5,500,000 options for net proceeds of $715,000.

SELECTED QUARTERLY INFORMATION

During the most recent eight quarters, the Company has not recognized any revenue or incurred any loss from discontinued operations or extraordinary items. Buffalo sold gold from its Sardinian operations, but because the Company is in the development stage, proceeds from the sale of gold have been offset against capitalized mining costs for presentation purposes.

Quarter Ended	Revenue	Profit/Loss for the Quarter	Profit/Loss per Share Basic and Fully Diluted
December 31, 2006	$ -	$ (3,474,613)	$ (0.08)
March 31, 2007	-	(3,849,560)	(0.07)
June 30, 2007	-	(4,158,761)	(0.07)
September 30, 2007	-	(3,579,467)	(0.05)
December 31, 2007	-	(2,868,248)	(0.03)
March 31, 2008	-	(4,240,789)	(0.04)
June 30, 2008	-	2,659,788	0.02
September 30, 2008	$ -	$(69,123,088)	$(0.64)

In 2006, expenditures increased over prior periods as the Company expanded its operations at Mt. Kare and undertook exploration work in Australia following its March 2006 purchase of Gold FX Limited ("Gold FX").

In 2006, the most significant factor affecting the quarterly loss was exploration expenditures, as detailed above. In addition, stock-based compensation is a material expense and was $354,000 in the second quarter, $2,668,000 in the third quarter and $nil in the fourth quarter. In the fourth quarter of 2006, the

Company generated interest income and foreign exchange gain from holding funds denominated in United States dollars; together these represented over $1 million of income.

The net loss decreased in the first quarter of 2007, primarily because of lower administrative expenses. The net loss increased in the second quarter of 2007 with expanded exploration activities, particularly in Australia. The loss increased slightly in the third quarter of 2007, but there were several trends at work: the Company spent about $1.8 million less on exploration activities, but incurred a loss on disposition of marketable securities ($1.1 million) and recorded a $573,000 loss in respect of its proportion of Kinbauri's loss for the period. The net loss decreased in the fourth quarter of 2007 following the merger with Sargold and assumption of that company's Italian operations. In the fourth quarter, the Company reduced the scope of its operations in Papua New Guinea and, while it incurred significant expenses at its Italian operations, many of these expenses were capitalized and were not included in the loss for the period. Buffalo recorded a gain on the sale of its uranium properties which, net of related future income taxes, contributed $4.5 million.

The net loss in the first quarter of 2008 reflected reduced exploration and administrative expenditures, although the most significant difference in the loss from operations related to the absence of stock-based compensation. In spite of the lower operating expenses, the loss was higher than the previous quarter, primarily because the Company recorded had recorded gain on the sale of its uranium properties in November 2007.

The net profit in the second quarter of 2008 was primarily a result of the gain realized upon disposition of the Company's Kinbauri shares and options which offset ongoing exploration and administrative expenditures.

Buffalo's loss in the third quarter of 2008 is primarily attributable to the Company writing off its Sardinian and Mt. Kare mineral properties which had a carrying value of $83 million and taking a $9.5 million write-down of its equity investments. The loss for the period includes a non-cash future income tax recovery.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Although the mine was operating and the Company has sold gold doré bars and concentrate, the Furtei Mine is considered to be in the development stage for accounting purposes. Accordingly, mining expenses, net of revenues, have been capitalized for presentation purposes.

Mining Activities

In the nine months ended September 30, 2008, the Company capitalized $5,176,039 in net mining costs:

Mining costs		
Mining expenses	$	8,571,277
Mining revenues		3,395,238
Net mining costs capitalized	$	5,176,039

Exploration Expenses

In the quarter ended September 30, 2008, the Company spent $850,000 on exploration activities compared to $1,369,000 in the quarter ended September 30, 2007. Of this amount, 75% was incurred on the Mt. Kare Property. The Mt. Kare expenses primarily related to maintaining a camp at Mt. Kare. The exploration activities on other properties were much more limited, with most of the effort being expended on the Company's Australian gold properties.

Exploration expenses for the nine months ended September 30, 2008 were $3,155,000 with 84% of this being spent on the Mt. Kare Property. Exploration expenses were $7,971,000 for the nine months ended September 30, 2007 and were similarly weighted towards Mt. Kare.

Administrative Expenses

In the quarter ended September 30, 2008, the Company incurred administrative expenses of $1,219,000 compared to $655,000 in the quarter ended September 30, 2007. The increase was primarily attributable to the October 2007 merger with Sargold: Buffalo hired additional staff in Vancouver and acquired administrative activities in Sardinia. Professional fees were disproportionately higher current quarter compared to the third quarter of 2007, because the Company recognized an under accrual of 2007 audit fees, which were invoiced in the period.

Administrative expenses for the nine months ended September 30, 2008 increased to $3,298,000 from $1,837,000 in the prior year. The increase in expenses for the nine-month period was largely attributable to increased overhead following the merger with Sargold.

Other Items

Following the purchases of equity interests in Bondi, AMI and Kinbauri, the Company records its share in the loss recorded by these companies. It is necessary to adjust this loss as these companies have different accounting policies from Buffalo. The equity in the loss of investees totalled $1,756,670 for the period (2007 - $572,659). The increases reflected the losses of AMI and Bondi, which were not owned in the comparative period.

As discussed elsewhere in this MD&A, the Company wrote off its Sardinian and Mt. Kare properties in at September 30, 2008, resulting in an $84,168,000 provision. The Company also recognized a $9,532,000 impairment in its equity investments, writing them down to estimated realizable value. These significant write downs triggered a future income tax recovery as the future income tax liabilities recorded on the acquisition of the related assets have effectively been substantially eliminated.

The Company recorded a foreign exchange gain of $910,000 for the quarter ended September 30, 2008 ($14,000 gain for September 30, 2007). Most of the gain relates to exchange rate changes on liabilities of the Company's subsidiaries that are denominated in euros. The foreign exchange loss for the nine months ended September 30, 2008 was $448,000, again largely reflecting changes in the euro-Canadian dollar exchange rate (December 31, 2007: €1.00 = $1.45; June 30, 2008: €1.00 = $1.60; and September 30, 2008: €1.00 = 1.50). The Company is currently affected by changes in exchange rates between the Canadian dollar, euro, Australian dollar and Papua New Guinea kina, with changes in the value of the euro having the most significant effect.

Income Taxes

In the period ended September 30, 2008, the Company recognized a $26,688,000 future income tax recovery (2007 - $180,000), most of which was recognized in the current quarter. This amount is largely due to the property impairment provisions discussed above, although approximately $200,000 relates to Australian operating losses offset against future income tax liabilities on its exploration properties and the Bondi shares.

Net Loss

The loss for the quarter ended September 30, 2008 was $69,123,000 or $0.64 per share as compared with a loss for the quarter ended September 30, 2007 of $3,579,000 or $0.05 per share. The net loss for the nine months ended September 30, 2008 was $70,704,000 or $0.66 per share while the net loss for the nine months ended September 30, 2007 was $11,588,000 or $0.19 per share.

Share Issuances

In January 2008, the Company completed the second tranche of a brokered private placement of 9,104,001 units at a price of $0.45 per unit to generate gross proceeds of $4,096,800 of which $211,500 was received in 2007. Each unit comprises one common share and a half-warrant with each full warrant exercisable to purchase a common share at $0.75 for a period of two years. The Company incurred cash offering costs of $474,000. In addition, the Company issued 1,114,711 broker warrants. Altogether, the

Company issued an aggregate of 17,774,001 units at a price of $0.45 per unit for aggregate gross proceeds of $7,998,300 pursuant to this placement.

Change in Financial Position

At September 30, 2008 the Company had total assets of $13,331,000 as compared to $104,961,000 at December 31, 2007. The change in total assets is primarily due to:

- cash raised in the January private placement offset by expenditures on operations and the acquisition of a larger interest in AMI.

- sale of its equity investment in Kinbauri;

- recognition of impairment in the remaining equity investments; and

- write-off of mineral properties.

The Company had a cash balance of $404,000 at September 30, 2008, as compared to a cash balance of $1,065,000 at December 31, 2007.

TRANSACTIONS WITH RELATED PARTIES

Management has agreed to defer all or some of its compensation to conserve cash until such time as the Company can afford to pay. During the nine months ended September 30, 2008, the Company incurred expenses with parties not at arm's length as disclosed in note 13 of the September 30, 2008 financial statements. During and after the period ended September 30, 2008. management of the company agreed to defer compensation to conserve cash

The Company currently retains its management on a month-to-month basis except for a contract with Brian McEwen Consulting Inc. for Brian McEwen's services. Mr. McEwen is paid an annual consulting fee of $212,600; the contract may be terminated on 30 days' notice.

Effective January 1, 2008, the Company entered into a one-year investor relations contract with Longview, a company with a director in common. Buffalo agreed to pay $10,000 per month for the first three months, $12,500 per month for the balance of the contract and to issue 400,000 options exercisable at $0.45 per share. Effective July 2008, the Company and Longview agreed to terminate the contract.

LIQUIDITY AND CAPITAL RESOURCES

The Company's mining and exploration activities have been funded through the sale of share capital. At the date of this MD&A, the Company has substantially exhausted its cash and does not expect to raise capital from the issuance of equity, other than through the proposed CREC transaction described above. The Company intends to sell the remaining investments that its owns to maintain its properties, but the value of these investments has been adversely affected by stock market declines.. At the date of this MD&A the Company is unable to satisfy its obligations in the ordinary course. There is no assurance that the Company will be able to liquidate its investments or complete a financing; failure to obtain funding would result in the curtailment of activities until further financing could be obtained.

At September 30, 2008, the Company's working capital deficiency was $3,597,000 compared to a deficiency of $2,122,000 at December 31, 2007. In addition to depletion of the Company's cash reserves to fund operations, the euro's strengthening against the dollar since its last year-end had an adverse effect on the Canadian dollar-equivalent of the Company's Italian net liabilities.

At the date of this MD&A, there is a material risk that the Company's Sardinian subsidiary, SGM, could be placed into some form of liquidation. The Company does not believe that this would have a material bearing on the liquidity of its other operations.

Apart from the initiatives discussed above, the Company is not aware of any trends, commitments or events that may affect its liquidity in the foreseeable future. The Company has not made any commitments for capital expenditures. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements, debt offerings and its planned development of its properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing, hedging or research and development services with the Company.

ADOPTION OF ACCOUNTING POLICIES

The Company's significant accounting policies are disclosed in the December 31, 2007 audited financial statements.

Effective January 1, 2008, the Company adopted Handbook sections 1535 - *Capital Disclosures,* 3852 *Financial Instruments - Disclosure*, 3863 *Financial Instruments - Presentation*, 1535 *Capital Disclosure* and 3031 *Inventories* and an updated Section 1400 – *General Standards on Financial Presentation*. Effective January 1, 2009, the Company plans to adopt Handbook section 3064 *Goodwill and Intangible Assets*. Further particulars of these new Handbook sections are provided in note 3 of the financial statements.

FINANCIAL AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, receivables, notes receivable, accounts payable and accrued liabilities, other and other short-term liabilities approximates their carrying value due to the short-term nature of these financial instruments. The fair value of certain long-term liabilities has not been estimated as it considered to be indeterminable. For these liabilities, the Company has used the face value of the liability.

Exchange risk - Many of the Company's expenses are denominated in Papua New Guinea kina, euros and Australian dollars. The Company does not currently hedge its foreign exchange positions and so is exposed to foreign exchange risk on its Papua New Guinea, Italian and Australian operating and capital investment budgets.

Interest rate risk - The Company has no interest-bearing debt and so is not exposed to interest rate risk on financing activities. The Company is exposed to interest rate risk on its invested funds.

Credit risk - The Company currently places substantially all of its cash in accounts with a Canadian chartered bank and is therefore not subject to significant credit risk. The Company might be exposed to credit risk if it were to place significant funds in a bank account in Papua New Guinea.

OUTSTANDING SHARE DATA

The Company has one class of authorized capital, being an unlimited number of common shares without par value. At the date of this report, the Company has issued 107,177,732 common shares. The Company has 6,427,572 stock options with exercise prices ranging from US$0.35 to US$2.08 and 14,001,712 share purchase warrants outstanding with exercise prices ranging from $0.75 to US$0.86.

CERTIFCATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Brian McEwen, chief executive officer of Buffalo Gold Ltd., certify the following:

1. **Review:** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Buffalo Gold Ltd. (the "issuer") for the interim period ended September 30, 2008.

2. **No misrepresentations:** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 28, 2008

Signed "Brian McEwen"

Brian McEwen
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52- 109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFCATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Simon Anderson, chief financial officer of Buffalo Gold Ltd., certify the following:

1.   **Review:** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Buffalo Gold Ltd. (the "issuer") for the interim period ended September 30, 2008.

2.   **No misrepresentations:** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.   **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 28, 2008

Signed "Simon Anderson"

Simon Anderson
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52- 109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.